

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

April 12, 2017

William A. Downe
Chief Executive Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada M5X 1A1

> **Re: Bank of Montreal**
> **Registration Statement on Form F-3**
> **Filed April 7, 2017**
> **File No. 333-217200**

Dear Mr. Downe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 with any questions.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel
Office of Financial Services